Exhibit 21.1

Subsidiaries of Standard Aero Holdings, Inc.:

Name:	Jurisdiction of Incorporation

Standard Aero (San Antonio)	Delaware
Standard Aero (Alliance)	Delaware
Standard Aero Materials, Inc “fka” Dunlop	Delaware
Aerospace Parts Inc.
Standard Aero, Inc.	Delaware
Standard Aero (U.S.) Legal, Inc “fka” Dunlop	Delaware
Standard Aerospace (U.S.) Legal, Inc.
Standard Aero (U.S.), Inc “fka” Dunlop	Delaware
Standard Aerospace (U.S.), Inc.
Standard Aero Canada, Inc.	Delaware
Standard Aero Redesign Services, Inc.	Delaware
Not FM Canada	Canada
Standard Aero Limited	Canada
3091783 Nova Scotia Company	Nova Scotia
3091782 Nova Scotia Company	Nova Scotia
3091781 Nova Scotia Company	Nova Scotia
Standard Aero BV	Netherlands
Standard Aero (Netherlands) BV	Netherlands
Standard Aero International Pty Ltd.	Australia
Standard Aero (Australia) Pty Limited	Australia
Standard Aero (Asia) PTE Limited	Singapore
Standard Aero de Mexico	Mexico